Liberty Centre, 1 Ameshoff Street, Braamfontein, 2001 P O Box 10499, Johannesburg 2000
Tel: (011) 408-3911 - Fax/Faks: (011) 408-2109
www.liberty.co.za e-mail/pos: info@liberty.co.za

LIBERTY LIFE

05009142

2 June 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
25049-0302

SUPPL

SEC MAIL RECEIVED PROCESSING
JUN 2 4 2005
WASH. D.C. 199 SECTION

82-3924

Dear Sir

<u>LIBERTY GROUP LIMITED – EXEMPTION NUMBER ~~082394~~</u>

I attach hereto information that has been filed by Liberty Group Limited with the JSE Securities Exchange and information distributed to shareholders recently.

Please would you acknowledge receipts by signing a copy of this letter (attached).

Yours faithfully
LIBERTY GROUP LIMITED

D S MTSHALI
ASSISTANT GROUP SECRETARY

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

Encl.

dw 6/21

2 June 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
25049-0302

Dear Sir

LIBERTY GROUP LIMITED – EXEMPTION NUMBER 082394

I attach hereto information that has been filed by Liberty Group Limited with the JSE Securities Exchange and information distributed to shareholders recently.

Please would you acknowledge receipts by signing a copy of this letter (attached).

Yours faithfully
LIBERTY GROUP LIMITED

D S MTSHALI
ASSISTANT GROUP SECRETARY

Encl.

Signature________________________ Date________________

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360

LIBERTY HOLDINGS LIMITED
Incorporated in the Republic of South Africa
Registration number 1968/002095/06
("Liberty Holdings")
Alpha Code LBH
ISIN Code ZAE000004032

ANNUAL GENERAL MEETING

Liberty Life and Liberty Holdings are pleased to announce that all the resolutions set out in the Notices of the Annual General Meeting dated 1 March 2005 were passed by the requisite number of shareholders at the Annual General Meeting held today.

Chief Executive, Myles Ruck, made the following comments regarding the group's operational performance for the first three months of the 2005 financial year at Liberty Life's annual general meeting:

"The operating environment remained challenging for the industry in the first quarter although Liberty Life's new business sales continued along the trend experienced towards the latter stages of 2004.

Growth in individual new business remained firm, driven mainly by the positive contribution of single premiums. New recurring investment business remained difficult, but was compensated for to some extent by sales of the Lifestyle Protector risk product. The individual recurring premium growth comparison has been affected by the fact that new business sales of the popular Medical Lifestyle product were discontinued at the end of the first quarter of 2004.

The Corporate Benefits new business environment remained tough, although April has shown a positive improvement in recurring premiums.

New business margins were in line with those of the first quarter of 2004, but slightly lower than that reported at year-end.

Net cash flows of the life business continued to show improvement, as did those at Ermitage and Stanlib.

Management expenses remain tightly controlled and growth in recurring expenditure was in line with actuarial assumptions.

The Capital Alliance acquisition was finalised during April. Integration activities are progressing in line with expectations, and further information on the progress will be communicated to the market in due course.

The group has already communicated to the market its intention to raise subordinated debt. This capital will be utilised for working capital purposes of the business and to enhance the group's weighted average cost of capital. The group has received an AA rating from Fitch, which we believe should support a favourable acceptance of the bond in the market."

Johannesburg
23 May 2005

Sponsor
Merrill Lynch South Africa (Pty) Limited

2005-05-23 12:15:01
Liberty Life/ Liberty Holdings - Annual General Meeting
LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Life")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000057360
LIBERTY HOLDINGS LIMITED
Incorporated in the Republic of South Africa
Registration number 1968/002095/06
("Liberty Holdings")
Alpha Code LBH
ISIN Code ZAE000004032
ANNUAL GENERAL MEETING
Liberty Life and Liberty Holdings are pleased to announce that all the resolutions set out in the Notices of the Annual General Meeting dated 1 March 2005 were passed by the requisite number of shareholders at the Annual General Meeting held today.
Chief Executive, Myles Ruck, made the following comments regarding the group"s operational performance for the first three months of the 2005 financial year at Liberty Life"s annual general meeting:
"The operating environment remained challenging for the industry in the first quarter although Liberty Life"s new business sales continued along the trend experienced towards the latter stages of 2004.
Growth in individual new business remained firm, driven mainly by the positive contribution of single premiums. New recurring investment business remained difficult, but was compensated for to some extent by sales of the Lifestyle Protector risk product. The individual recurring premium growth comparison has been affected by the fact that new business sales of the popular Medical Lifestyle product were discontinued at the end of the first quarter of 2004.
The Corporate Benefits new business environment remained tough, although April has shown a positive improvement in recurring premiums.
New business margins were in line with those of the first quarter of 2004, but slightly lower than that reported at year-end.
Net cash flows of the life business continued to show improvement, as did those at Ermitage and Stanlib.
Management expenses remain tightly controlled and growth in recurring expenditure was in line with actuarial assumptions.
The Capital Alliance acquisition was finalised during April. Integration activities are progressing in line with expectations, and further information on the progress will be communicated to the market in due course.
The group has already communicated to the market its intention to raise subordinated debt. This capital will be utilised for working capital purposes of the business and to enhance the group"s weighted average cost of capital. The group has received an AA rating from Fitch, which we believe should support a favourable acceptance of the bond in the market."
Johannesburg
23 May 2005
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 23/05/2005 12:15:04 PM Produced by the JSE SENS Department

FitchRatings

FITCH ASSIGNS LIBERTY OF SOUTH AFRICA IFS RATING OF 'AA(ZAF)'; OUTLOOK STABLE

Fitch Ratings-London-19 May 2005: Fitch Ratings, the international rating agency, has today assigned Liberty Group Limited ("Liberty Life") a National Insurer Financial Strength Rating of 'AA(zaf)' and a National Long-term rating of 'AA-(zaf)' (AA minus (zaf)). The rating Outlook is Stable.

Liberty Life's ratings reflect its very strong business position in South Africa, strength and diversity of distribution, strong new business profit margins and very good operating performance. The ratings also reflect Liberty Life's strong capital position, although regulatory capital cover has reduced significantly over the last few years, due to a deliberate strategy to reduce the perceived level of overcapitalisation. Partially offsetting these positive factors, Fitch believes the group faces a significant challenge to defend its very strong business position, in the context of the very competitive South African life insurance market.

Liberty Life's customer base is predominantly the upper income segment. It has a strong brand and is the third largest life insurer in South Africa, behind Old Mutual and Sanlam. Over the last few years, it has consistently grown its market share of new business and in 2004, it achieved the top market share. It benefits from the strength and diversity of its four main distribution channels (directly employed agents, franchisees, brokers and bancassurance). In particular, Fitch regards very positively the strength of its relationship with the Standard Bank Group, which effectively owns 28% of Liberty Life through a holding company.

At the same time as growing market share, Liberty Life has managed to grow new business profit margins (on an embedded value basis) to strong levels, achieving an overall level of 24% in 2004. However, the overall margin is expected to fall to a more sustainable (but still strong) level of around 20%.

Fitch believes that Liberty Life's capitalisation level remains strong, although it has reduced in recent years due, for example, to a capital reduction in 2001. The published capital adequacy requirement (CAR) cover was 2.1x at YE04, against 2.6x at YE03. The reason for the fall in CAR cover in 2004 was the impact of the black economic empowerment transaction carried out during the year. The CAR cover is expected to fall further to around 1.6x to 1.7x, following the acquisition of Capital Alliance (a consolidator of closed funds) for a consideration of ZAR3.1 billion. Fitch expects Liberty Life to maintain the regulatory CAR cover at within its target range of 1.5x to 1.7x, but recognises the intention of the group to raise subordinated debt capital to optimise the capital structure.

Liberty Life's operating performance has been very good, although the headline earnings have an inherent element of volatility due to the nature of life insurance business, particularly the unit-linked business that constitutes most of Liberty Life's business. Headline earnings increased to ZAR1,252m in 2004, up from ZAR950m in 2003. There were also positive net client cash flows of ZAR3,640m from insurance operations, in contrast to the negative flows experienced by some peers.

Liberty Life was established in 1958 and it is listed on the JSE Securities Exchange in Johannesburg. At YE04, the group had total assets of ZAR110 billion and equity shareholders' funds of ZAR8.5bn.

Contact: Harish Gohil, London, +44 20 7417 4367, harish.gohil@fitchratings.com
Sanjeev Shah, London, +44 20 7862 4130, sanjeev.shah@fitchratings.com

Note: Fitch's National ratings provide a relative measure of creditworthiness for rated entities in countries with relatively low international sovereign ratings and where there is demand for such ratings. The best risk within a country is rated 'AAA' and other credits are rated only relative to this risk. National ratings are designed for use mainly by local investors in local markets and are signified by the addition of an identifier for the country concerned, such as 'AAA(zaf)' for National ratings in South Africa. Specific letter grades are not therefore internationally comparable.

Media Relations: Jon Laycock, London, Tel: +44 20 7417 4327.

2005-05-19 16:00:00
Liberty Group Limited - Subordinated Unsecured Callable Bond Issue
Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ZAE000057360
SUBORDINATED UNSECURED CALLABLE BOND ISSUE
Liberty Group Limited ("Liberty Life") is pleased to announce that all requirements have been met (including the approval of the Financial Services Board) to enable it to issue subordinated, unsecured, callable, secondary capital bonds.
J.P. Morgan Securities South Africa (Proprietary) Limited and Standard Bank Limited have been mandated as Joint Lead Managers and Bookrunners, and Andisa Capital (Proprietary) Limited as Co-Manager for Liberty Life"s inaugural regulatory capital bond issue. Application has been made to list the bond on the Bond Exchange of South Africa.
Further details of the issue and its timing will be announced in due course.
The bond will enhance Liberty Life"s existing capital base, to support ongoing working capital requirements, at a lower cost compared with equity capital.
Myles Ruck, Liberty Life"s CEO comments: "This is indeed a milestone for the SA life assurance industry, as Liberty Life will be the first SA life assurance company to raise this type of debt funding qualifying as capital for regulatory purposes (a feature of the banking industry for many years). The local regulator should be applauded for its efforts to recognise international trends in capital management. The funds raised will be used as working capital to grow our business. We believe this allows the group to lower its weighted average cost of capital and thereby improve returns of the business. We are furthermore pleased with the positive rating which Fitch has assigned to the group."
Fitch Ratings, the international rating agency, has today assigned Liberty Life a National Insurer Financial Strength Rating of `AA(zaf)" and a National Long-term issuer rating of `AA-(zaf)". The rating Outlook is Stable.
For further information, please contact:
Myles Ruck (CEO) 011-408 2001
Deon De Klerk (CFO) 011-408 2572
Stewart Rider (Group Finance & Investor Relations) 011-408 3260
This announcement is not for release in the United States, Japan, France, Canada or Australia.
This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The company does not intend to offer the securities for sale in the United States.
There shall not be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, France, Canada or Australia or distributed directly or indirectly into the United States, Japan, France, Canada or Australia"
Joint Lead Manager and Sponsoring Member
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)
Joint Lead Manager
J.P. Morgan Securities South Africa (Proprietary) Limited
(Registration number 1996/015112/07)

Co-Manager
Andisa Capital (Proprietary) Limited
(Registration number 2003/001707/07)
Calculation Agent
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)
Attorneys to the Joint Lead Managers
Webber Wentzel Bowens
Attorneys to the Issuer
Werksmans Inc
Settlement Agent
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)
JSE Sponsor to the Issuer
Merrill Lynch South Africa (Pty) Limited
Johannesburg
19 May 2005
Date: 19/05/2005 04:00:03 PM Produced by the JSE SENS Department

Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ZAE000057360

SUBORDINATED UNSECURED CALLABLE BOND ISSUE

Liberty Group Limited ("Liberty Life") is pleased to announce that all requirements have been met (including the approval of the Financial Services Board) to enable it to issue subordinated, unsecured, callable, secondary capital bonds.

J.P. Morgan Securities South Africa (Proprietary) Limited and Standard Bank Limited have been mandated as Joint Lead Managers and Bookrunners, and Andisa Capital (Proprietary) Limited as Co-Manager for Liberty Life's inaugural regulatory capital bond issue. Application has been made to list the bond on the Bond Exchange of South Africa.

Further details of the issue and its timing will be announced in due course.

The bond will enhance Liberty Life's existing capital base, to support ongoing working capital requirements, at a lower cost compared with equity capital.

Myles Ruck, Liberty Life's CEO comments: "This is indeed a milestone for the SA life assurance industry, as Liberty Life will be the first SA life assurance company to raise this type of debt funding qualifying as capital for regulatory purposes (a feature of the banking industry for many years). The local regulator should be applauded for its efforts to recognise international trends in capital management. The funds raised will be used as working capital to grow our business. We believe this allows the group to lower its weighted average cost of capital and thereby improve returns of the business. We are furthermore pleased with the positive rating which Fitch has assigned to the group."

Fitch Ratings, the international rating agency, has today assigned Liberty Life a National Insurer Financial Strength Rating of 'AA(zaf)' and a National Long-term issuer rating of 'AA-(zaf)'. The rating Outlook is Stable.

For further information, please contact:
Myles Ruck (CEO) 011-408 2001
Deon De Klerk (CFO) 011-408 2572
Stewart Rider (Group Finance & Investor Relations) 011-408 3260

This announcement is not for release in the United States, Japan, France, Canada or Australia.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The company does not intend to offer the securities for sale in the United States.

There shall not be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, France, Canada or Australia or distributed directly or indirectly into the United States, Japan, France, Canada or Australia"

Joint Lead Manager and Sponsoring Member
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)

Joint Lead Manager
J.P. Morgan Securities South Africa (Proprietary) Limited
(Registration number 1996/015112/07)

Co-Manager
Andisa Capital (Proprietary) Limited
(Registration number 2003/001707/07)

Calculation Agent
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)

Attorneys to the Joint Lead Managers
Webber Wentzel Bowens

Attorneys to the Issuer
Werksmans Inc

Settlement Agent
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)

JSE Sponsor to the Issuer

Merrill Lynch South Africa (Pty) Limited

Johannesburg
19 May 2005

Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ZAE000057360

SUBORDINATED UNSECURED CALLABLE BOND ISSUE

Liberty Group Limited ("Liberty Life") is pleased to announce that all requirements have been met (including the approval of the Financial Services Board) to enable it to issue subordinated, unsecured, callable, secondary capital bonds.

J.P. Morgan Securities South Africa (Proprietary) Limited and Standard Bank Limited have been mandated as Joint Lead Managers and Bookrunners, and Andisa Capital (Proprietary) Limited as Co-Manager for Liberty Life's inaugural regulatory capital bond issue. Application has been made to list the bond on the Bond Exchange of South Africa.

Further details of the issue and its timing will be announced in due course.

The bond will enhance Liberty Life's existing capital base, to support ongoing working capital requirements, at a lower cost compared with equity capital.

Myles Ruck, Liberty Life's CEO comments: "This is indeed a milestone for the SA life assurance industry, as Liberty Life will be the first SA life assurance company to raise this type of debt funding qualifying as capital for regulatory purposes (a feature of the banking industry for many years). The local regulator should be applauded for its efforts to recognise international trends in capital management. The funds raised will be used as working capital to grow our business. We believe this allows the group to lower its weighted average cost of capital and thereby improve returns of the business. We are furthermore pleased with the positive rating which Fitch has assigned to the group."

Fitch Ratings, the international rating agency, has today assigned Liberty Life a National Insurer Financial Strength Rating of 'AA(zaf)' and a National Long-term issuer rating of 'AA-(zaf)'. The rating Outlook is Stable.

For further information, please contact:
Myles Ruck (CEO) 011-408 2001
Deon De Klerk (CFO) 011-408 2572
Stewart Rider (Group Finance & Investor Relations) 011-408 3260

This announcement is not for release in the United States, Japan, France, Canada or Australia.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The company does not intend to offer the securities for sale in the United States.

There shall not be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, France, Canada or Australia or distributed directly or indirectly into the United States, Japan, France, Canada or Australia"

Joint Lead Manager and Sponsoring Member
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)

Joint Lead Manager
J.P. Morgan Securities South Africa (Proprietary) Limited
(Registration number 1996/015112/07)

Co-Manager
Andisa Capital (Proprietary) Limited
(Registration number 2003/001707/07)

Calculation Agent
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)

Attorneys to the Joint Lead Managers
Webber Wentzel Bowens

Attorneys to the Issuer
Werksmans Inc

Settlement Agent

Merrill Lynch South Africa (Pty) Limited

Johannesburg
19 May 2005

Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ZAE000057360
("Liberty Life")

SUBORDINATED UNSECURED CALLABLE BOND ISSUE

Shareholders are referred to Liberty Life's announcement on 19 May 2005 regarding its intention to issue subordinated unsecured callable bonds. Given the increasing number of pension fund adjudication (PFA) rulings that are being made against the life assurance industry, together with the negative publicity surrounding those rulings, Liberty has decided not to proceed with the proposed bond issue at this time.

The rationale for the issuing of a bond of this nature remains unchanged, which is to diversify the funding costs of Liberty's working capital. Liberty continues to explore opportunities to lower its cost of capital, and the issuing of debt remains core to this strategy.

The capital position of the group remains strong ensuring the security of Liberty's policyholders and shareholders.

Liberty is a key contributor to the life assurance industry's initiatives to review product offerings and the value proposition for policyholders in the current lower interest rate environment. The acquisition of Capital Alliance is part of Liberty's ongoing efforts to reduce costs per policy mainly for the benefit of policyholders. Liberty remains committed to its objectives in this regard.

For further information, please contact:
Myles Ruck (CEO) 011-408 2001
Deon De Klerk (CFO) 011-408 2572
Stewart Rider (Group Finance & Investor Relations) 011-408 3260

This announcement is not for release in the United States, Japan, France, Canada or Australia.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The company does not intend to offer the securities for sale in the United States.

There shall not be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Neither this announcement nor any copy hereof may be taken or transmitted into the United States, Japan, France, Canada or Australia or distributed directly or indirectly into the United States, Japan, France, Canada or Australia"

Joint Lead Manager and Sponsoring Member
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)

Joint Lead Manager
J.P. Morgan Securities South Africa (Proprietary) Limited
(Registration number 1996/015112/07)

Co-Manager
Andisa Capital (Proprietary) Limited
(Registration number 2003/001707/07)

Calculation Agent
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)

Attorneys to the Joint Lead Managers
Webber Wentzel Bowens

Attorneys to the Issuer
Werksmans Inc

Settlement Agent
The Standard Bank of South Africa Limited
(Registration number 1962/00738/06)

JSE Sponsor to the Issuer
Merrill Lynch South Africa (Pty) Limited

Johannesburg
3 June 2005